Innovator ETFs Trust
109 North Hale Street
Wheaton, Illinois 60187

July 25, 2024

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Innovator Equity Defined Protection ETF – 1 Yr August (the “Fund”)

Ladies and Gentlemen:

The undersigned, Innovator ETFs Trust (the “Registrant”) and Foreside Fund Services, LLC, the principal underwriter of the Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 1220 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-146827), filed on July 17, 2024, so that the same may become effective at 9:00 a.m. Eastern Time on July 29, 2024 or as soon thereafter as practicable.

Very truly yours,

Innovator ETFs Trust

By:	/s/ H. Bruce Bond
H. Bruce Bond, President

Foreside Fund Services, LLC

By:	/s/ Kelly Whetstone
Kelly Whetstone, Secretary